SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 5)*

InterNAP Network Services Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

45885A300

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_______________
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45885A300	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,023,117
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,023,117
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 45885A300	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Venture Capital III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,023,117
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,023,117
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 45885A300	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Venture Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,023,117
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,023,117
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 45885A300	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 897,659
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 897,659
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,659
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 45885A300	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Venture Investors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 86,187
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 86,187
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,187
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 45885A300	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 39,271
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 39,271
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,271
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON PN

Item 1(a). Name of Issuer:

     InterNAP Network Services Corporation (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

     250 Williams Street, Atlanta, Georgia 30303.

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Morgan Stanley
Morgan Stanley Venture Capital III, Inc. (“MSVC III, Inc.”)
Morgan Stanley Venture Partners III, L.L.C. (“MSVP III, L.L.C.”)
Morgan Stanley Venture Partners III, L.P. (“MSVP III, L.P.”)
Morgan Stanley Venture Investors III, L.P. (“MSVI III, L.P.”)
The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the “Entrepreneur Fund”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Morgan Stanley, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is:

1585 Broadway
New York, New York 10036

Item 2(c). Citizenship:

     The citizenship of Morgan Stanley, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is Delaware.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company’s common stock, par value $0.001 per share (the “Shares”).

Item 2(e). CUSIP Number:

     45885A300

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J) .

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4. Ownership.*

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2006: (1) MSVP III, L.P. owned directly 897,659 Shares; (2) MSVI III, L.P. owned directly 86,187 Shares; and (3) the Entrepreneur Fund owned directly 39,271 Shares.

     MSVP III, L.L.C., is the General Partner of MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund (collectively, the “Funds”) and, as such has the power to vote or direct the vote and to dispose or direct the disposition of all of the Shares held by the Funds. MSVC III, Inc. is the institutional managing member of MSVP III, L.L.C., and, as such, shares, together with the remaining managing members, the power to direct the actions of MSVC III, L.L.C. Therefore, MSVC III, Inc. may be deemed to have beneficial ownership of the 1,023,117 Shares held by the Funds. Morgan Stanley, as the sole shareholder of MSVC III, Inc., controls the action of MSVC III, Inc. Therefore, Morgan Stanley may be deemed to have beneficial ownership of the 1,023,117 Shares of Common Stock held by the Funds.

     Morgan Stanley is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b) Percent of class:**

Morgan Stanley	2.9% of the Shares
Morgan Stanley Venture Capital III, Inc.	2.9% of the Shares
Morgan Stanley Venture Partners III, L.L.C.	2.9% of the Shares
Morgan Stanley Venture Partners III, L.P.	2.5% of the Shares
Morgan Stanley Venture Investors III, L.P.	0.2% of the Shares

*	In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

**	Based on the 35,875,746 Shares reported to be outstanding as of December 29, 2006 in the Company’s joint proxy statement/prospectus filed with the SEC on January 12, 2007 pursuant to Rule 424(b)(3).

The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.	0.1% of the Shares

     (c) Number of shares as to which such person has:

	(i)	(ii)	(iii)	(iv)
	Sole power to vote or to	Shared power to vote	Sole power to dispose	Shared power to
	direct the vote	or to direct the vote	or to direct the	dispose or to direct
			disposition of	the disposition of

Morgan Stanley	0	1,023,117	0	1,023,117

Morgan Stanley Venture Capital III, Inc.	0	1,023,117	0	1,023,117

Morgan Stanley Venture Partners III, L.L.C.	0	1,023,117	0	1,023,117

Morgan Stanley Venture Partners III, L.P.	0	897,659	0	897,659

Morgan Stanley Venture Investors III, L.P.	0	86,187	0	86,187

The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.	0	39,271	0	39,271

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

MORGAN STANLEY

By:	/s/ Dennine Bullard

	Name:	Dennine Bullard
	Title:	Authorized Signatory

MORGAN STANLEY VENTURE CAPITAL III, INC.

By:	/s/ Debra Abramovitz

	Name:	Debra Abramovitz
	Title:	Executive Director and Chief Financial Officer

MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

By:	Morgan Stanley Venture Capital III, Inc.,
as Institutional Managing Member

By:	/s/ Debra Abramovitz

	Name:	Debra Abramovitz
	Title:	Executive Director and Chief Financial Officer

MORGAN STANLEY VENTURE PARTNERS III, L.P.

By:	Morgan Stanley Venture Partners III, L.L.C.,
as General Partner
By:	Morgan Stanley Venture Capital III, Inc.,
as Institutional Managing Member of the General
Partner

By:	/s/ Debra Abramovitz

	Name:	Debra Abramovitz
	Title:	Executive Director and Chief Financial Officer

MORGAN STANLEY VENTURE INVESTORS III, L.P.

By:	Morgan Stanley Venture Partners III, L.L.C.,
as General Partner
By:	Morgan Stanley Venture Capital III, Inc.,
as Institutional Managing Member of the General
Partner

By:	/s/ Debra Abramovitz

	Name:	Debra Abramovitz
	Title:	Executive Director and Chief Financial Officer

THE MORGAN STANLEY VENTURE PARTNERS
ENTREPRENEUR FUND, L.P.

By:	Morgan Stanley Venture Partners III, L.L.C.,
as General Partner
By:	Morgan Stanley Venture Capital III, Inc.,
as Institutional Managing Member of the General
Partner

By:	/s/ Debra Abramovitz

	Name:	Debra Abramovitz
	Title:	Executive Director and Chief Financial Officer